SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 11)

                                Diagnostek, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   252900-10-5
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.  252900-10-5                           13G
PAGE 2 OF 4 PAGES

1  NAME OF REPORTING PERSON   S.S. OR I.R.S.. IDENTIFICATION NO.
   OF ABOVE PERSON

      Nunzio P. DeSantis

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                (A)    X
                                                (B)   ___

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

               5  SOLE VOTING POWER

     SHARES    6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY            725,000
     EACH
   REPORTING   7  SOLE DISPOSITIVE POWER
    PERSON
     WITH               852,213

               8  SHARED DISPOSITIVE POWER

                        725,000

9  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,577,213

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.3%

12    TYPE OF REPORTING PERSON *

      IN.


      Item 1(a).  Name of Issuer:

                  Diagnostek, Inc.

      Item 1(b).  Address of Issuer's Principal Executive Offices:

                  4500 Alexander Boulevard, N.E.
                  Albuquerque, New Mexico 87107

      Item 2(a).  Name of Person Filing:

                  Nunzio P. DeSantis. Includes 48,053 shares held directly by Mr. DeSantis, 725,000 shares held in a family trust as to which Mr. DeSantis and his wife are co-trustees, and 804,160 shares issuable upon immediately exercisable options.

      Item 2(b).  Address of Principal Business Office or if none, Residence:

                  4500 Alexander Boulevard, N.E.
                  Albuquerque, New Mexico 87107

      Item 2(c).  Citizenship:

                  United States of America

      Item 2(d).  Title of Class of Securities:

                  Common Stock, $.01 par value

      Item 2(e).  CUSIP Number:

                  252900-10-5

      Item 3.     Not Applicable

      Item 4.     Ownership:

                  (a).  Amount of Beneficially Owned: 1,577,213
                  (b).  Percent of Class: 6.3%
                  (c).  Reference is made to nos. 5-8 of the Cover Sheet

      Items 5-10  Not Applicable


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1995 Date

By:   \s\ Nunzio P. DeSantis
       Signature

Nunzio P. DeSantis
Chairman of the Board of Directors
 and Chief Executive Officer
Name/Title